Exhibit (a)(5)(E)
FLOWERS FOODS AND TASTY BAKING COMPANY ANNOUNCE COMPLETION
OF CASH TENDER OFFER FOR SHARES OF TASTY BAKING COMPANY
Final step in merger agreement still pending
THOMASVILLE, GA and PHILADELPHIA, PA; May 20, 2011—Flowers Foods, Inc. (NYSE: FLO) and Tasty Baking Company (NasdaqGM: TSTY) announced today the successful completion of Flowers’ tender offer by its direct wholly-owned subsidiary, Compass Merger Sub, Inc., for all of the outstanding shares of common stock of Tasty for $4.00 per share in cash, without interest and less any applicable withholding taxes. The tender offer expired, as scheduled, at 12:00 midnight, Philadelphia, PA time, on Thursday, May 19, 2011, and was not extended.
Based on information provided by the depositary for the tender offer, approximately 6,696,686 shares of Tasty common stock (including approximately 103,283 shares subject to notices of guaranteed delivery) representing approximately 77% of Tasty’s outstanding shares of common stock, were validly tendered and not withdrawn pursuant to the tender offer. All shares validly tendered have been accepted for payment in accordance with the terms of the offer.
Pursuant to the terms of the previously announced Agreement and Plan of Merger, Compass Merger Sub, Inc. intends to exercise its top-up option to purchase newly issued shares of common stock from Tasty at the tender offer price, which will permit Flowers to complete the transaction by effecting a short-form merger, that is, a merger without a vote or meeting of Tasty’s remaining shareholders, as promptly as practicable. Following the merger, each share of common stock of Tasty not accepted for payment in the tender offer, will be converted into the right to receive $4.00 per share in cash, without interest and less any applicable withholding taxes, the same price that was paid in the tender offer, with Tasty becoming a wholly-owned subsidiary of Flowers. Thereafter, Tasty common stock will cease to be traded on the NASDAQ Global Market.
About Flowers Foods
Founded in 1919 and headquartered in Thomasville, Ga., Flowers Foods, with $2.6 billion in annual sales, is one of the nation’s leading producers and marketers of packaged bakery foods for retail and foodservice customers. Among the company’s top brands are Nature’s Own, Whitewheat, Cobblestone Mill, Blue Bird, and Mrs. Freshley’s. Flowers operates 39 bakeries that are among the most efficient in the baking industry. Flowers Foods produces, markets, and distributes fresh bakery products that are delivered to customers daily through a direct-store-delivery system serving the Southeast, Mid-Atlantic, and Southwest as well as select markets in California and Nevada. The company also produces and distributes fresh snack cakes and frozen breads and rolls nationally through warehouse distribution. For more information, visit www.flowersfoods.com.
About Tasty Baking Company
Tasty Baking Company (NasdaqGM: TSTY), founded in 1914 and headquartered in Philadelphia, Pa., is one of the country’s leading bakers of snack cakes, pies, cookies, and donuts. The company has manufacturing facilities in Philadelphia and Oxford, Pa. The company offers more than 100 products under the Tastykake brand name. For more information on Tasty Baking Company, visit www.tastykake.com.
Forward Looking Statements
This press release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Flowers, Tasty and their consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition; the ability to complete the proposed transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, Tasty’s business may not perform as expected due to transaction-related uncertainty or other factors; that Flowers is unable to successfully implement integration strategies; and other risks that are described in Flowers’s and Tasty’s SEC reports, including but not limited to the risks described under “Risk Factors” in Part I, Item 1A of each of their Annual Reports on Form 10-K for the fiscal year ended December 31, 2010 and December 25, 2010, respectively. Flowers and Tasty assume no obligation and do not intend to update these forward-looking statements.
Media Contact:
Mary A. Krier, Flowers Foods (229) 227-2333
Timothy Spreitzer, Tierney (for Tasty Baking Company) (215) 790-4417